October 18, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:         Li Xiao

                         Jeanne Baker

                         Alan Campbell

                         Celeste Murphy

Re:	Ventyx Biosciences, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-259891)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 15, 2021 and the date hereof, approximately 810 copies of the Preliminary Prospectus, dated October 15, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, October 20, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC
EVERCORE GROUP L.L.C.
PIPER SANDLER & CO.

As representatives of the Underwriters

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director, Joint US Head of Biopharmaceuticals

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director

PIPER SANDLER & CO.

By:	/s/ Paul Scansaroli
Name: Paul Scansaroli
Title: Managing Director

[Signature Page to Acceleration Request Letter]